UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36765

Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Appointment of Chief Technology Officer

Mr. Jianhua Wen has been appointed as the chief technology officer of Hello Group Inc. (the “Company”) effective April 15, 2024. Mr. Wen joined the Company in August 2011 and held various positions, including development engineer, technical director, and vice president of technology, overseeing the Company’s app development and AI department. Prior to joining the Company, from July 2010 to June 2011, Mr. Wen worked as a development engineer at Huawen Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hello Group Inc.

By	:	/s/ Cathy Hui Peng
Name	:	Cathy Hui Peng
Title	:	Chief Financial Officer

Date: April 15, 2024